SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2006
Gracechurch Card
Funding (No. 3) PLC
Barclaycard Funding PLC
Gracechurch Receivables Trustee limited
(Exact name of Registrant as specified in its charter)

1 Churchill Place,
London E14 5HP
United Kingdom
44-171-699-5000
(Address of Principal Executive Office)

       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
       If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 15th May 2006

GRACECHURCH CARD FUNDING (NO. 3) PLC

Paul Gerard Turner Title: Director

BARCLAYCARD FUNDING PLC

Paul Gerard Turner Title: Director

GRACECHURCH RECEIVABLES TRUSTEE LIMITED

Paul Gerard Turner Title: Director

EXHIBIT C SCHEDULE TO EXHIBIT B
MONTHLY SERVICER’S REPORT
MONTHLY PERIOD ENDING 30 April 2006
RECEIVABLES TRUST SERIES 03-1

1.	The aggregate amount of the Investor Percentage of Principal Collections			£101,617,920.04

2.	The aggregate amount of the Investor Percentage of Finance Charge Collections			£6,350,489.80

3.	The aggregate amount of the Investor Percentage of Annual Fees			£2,234,962.30

4.	The aggregate amount of the Investor Percentage of Acquired Interchange			£839,716.14

5.	The aggregate amount of funds credited to the Finance Charge Collections Ledger allocable to Series 03-1			£9,425,168.24

6.	The aggregate amount of funds credited to the Principal Collections Ledger allocable to Series 03-1			£101,617,920.04

7.	The aggregate amount of funds credited to the Principal Collections Ledger calculated as Investor Cash Available for Acquisition for Series 03-1 during the preceding Monthly Period in accordance with Clauses 5.06(a) and 5.06(b)			£91,456,128.30

8.	The aggregate amount to be withdrawn from the Finance Charge Collections Ledger and paid to the spread Account pursuant to Clause 5.15 (f)			£0.00

9.	The excess, if any, of the Required Spread Amount over the Available Spread Amount			£0.00

10.	The aggregate amount to be withdrawn from the Spread Account and paid on behalf of Series 03-1 in accordance with Clause 5.19(b)(iv)(A)			£0.00

11.	The Available Spread Amount on the Transfer Date of the current calendar month, after giving effect to the deposits and withdrawals specified above, is equal to			£0.00

12.	The amount of interest payable in respect of Related Debt by the Series 03-1 Investor Beneficiary and for the purposes of calculation treated as referable to:

	(i)	Class A	£1,996,747.08	$3,382,593.75

	(ii)	Class B	£117,612.76	$197,671.88

	(iii)	Class C	£140,282.39	$231,421.88

13.	The amount of principal payable in respect of Related Debt by ther Series 03-1 Investor Beneficiary and for the purposes of calculation treated as referable to:

	(i)	Class A	£0.00	$0.00

	(ii)	Class B	£0.00	$0.00

	(iii)	Class C	£0.00	$0.00

14.	The sum all amounts payable in respect of Related Debt by ther Series 03-1 Investor Beneficiary and for the purposes of calculation treated as referable to:

	(i)	Class A	£1,996,747.08	$3,382,593.75

	(ii)	Class B	£117,612.76	$197,671.88

	(iii)	Class C	£140,282.39	$231,421.88

15.	To the knowledge of the undersigned, no Series Pay Out Event or Trust Pay Out Event has occurred except as described below:

	None
IN WITNESS WHEREOF, the undersigned has duly executed and delivered this 15 day of May 2006 .

BARCLAYS BANK PLC,

By:

Name: John Llewellyn-Jones
Title: Barclaycard Financial Controller